Exhibit 99.4

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(expressed in thousands of United States dollars, unless otherwise stated)

Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (formerly GCM Mining Corp.) (Aris Mining or the Company), is prepared as of May 10, 2023 and should be read in conjunction with the unaudited condensed consolidated financial statements for the three months ended March 31, 2023 and 2022 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2022 and 2021, and the related notes thereto (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are available on Aris Mining’s website at www.aris-mining.com and under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2022 and dated March 31, 2023, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR profile. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the condensed consolidated Interim Financial Statements prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.

Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (TSX) and trade under the symbol ARIS. The Company’s common shares also trade in the United States on the OTCQX under the symbol “TPRFF”.

Q1 2023 Highlights

Operational:

●

Produced 50,903 ounces of gold from the Segovia Operations and the Marmato Upper Mine, with 18% of the total contained gold sourced via the purchase of mill-feed from partnerships with small-scale miners around the Segovia Operations

●	Sold 49,158 ounces of gold at an average realized price of $1,869 per ounce
●

The Segovia Operations processing facility was expanded to 2,000 tonnes per day (tpd) in late 2022, but a small fire caused by a maintenance procedure resulted in throughput that averaged 1,785 tpd in Q1 2023, holding back gold production. Required repairs have been completed and throughput averaged 2,097 tpd in April 2023 and the Segovia Operations remain on track to achieve 2023 production guidance of 200,000 to 230,000 ounces

●	Total cash costs of $922 per ounce[1] and all in sustaining costs (AISC) of $1,214 per ounce[1]
●	Free cash flow from Segovia Operations of $27 million[1]
●

On March 3, 2023, announced the updated mineral resource and reserve estimates for the Segovia Operations, effective December 31, 2022 (2022 MRE), which includes full replacement of gold ounces mined during 2022[2]

Financial and growth:

●	Income from mining operations of $33.2 million
●	EBITDA of $21.1 million[1] and adjusted EBITDA of $38.6 million[1]
●

Expenditures of $7.9 million on sustaining capital and $11.9 million on non-sustaining capital. Non-sustaining capital includes $2.6 million at the Segovia Operations, $4.6 million at the Marmato Upper and Lower Mines, and $4.7 million at the Toroparu Project

●	Net loss of $5.4 million or $0.04 per share and adjusted earnings of $11.2 million or $0.08 per share[1]

Responsible mining and shared value:

●

On April 20, 2023, the Company signed, with the Colombian Minister of Mines and Energy in attendance, an association agreement with artisanal and small-scale miners in Marmato to purchase ore mined by these groups within Level 16 of the currently operating Marmato Upper Mine

●

Strengthened our culture of harm prevention through the continued commitment to the principles of Vision Zer000, a program introduced by Aris Mining to integrate safety, health and well-being into our daily actions

●	Paid social contributions of $2.4 million, structured under a transparent social investment policy that aligns with government development plans and Aris Mining’s stakeholder engagement policy
●	Continued working to create new partnerships with artisanal and small-scale miners throughout the Segovia Operations, the Marmato Mine and the Soto Norte Project

1 Total cash costs per ounce, AISC ($ per oz sold), adjusted earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA and free cash flow are non-IFRS financial measures and non-IFRS ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section for full details on total cash costs per ounce, AISC ($ per oz sold), adjusted earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA and refer to the Operations Review - Segovia Operations section for full details on free cash flow generated from operations

2 See section entitled Qualified Person and Technical Information for the reference to the Technical Report

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Business Overview

Aris Mining is led by an executive team with a track record of creating value through building globally relevant gold mining companies. In Colombia, Aris Mining is the largest gold mining company with further significant growth potential. Aris Mining plans to pursue acquisition and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining’s mining assets include two operating mines, the Segovia Operations and the Marmato Upper Mine, generating free cash flow to support the Company’s growth projects which comprise the Marmato Lower Mine, the Soto Norte joint venture, and the Toroparu Project:

●

Segovia Operations (Antioquia, Colombia): a high-grade underground mining operation that produced 210,163 ounces of gold in 2022. Operations at Segovia have been ongoing for over 150 years and there is a well-established history of mineral resource replacement. The Segovia Operations include the purchase of mined material from partnerships with artisanal and small-scale miners (the Small-Scale Miner Program), as described in the Segovia Technical Report[1], and represented about 17% of the Company’s 2022 gold production. The Small-Scale Miner Program is an industry-leading Colombian program for the integration of informal artisanal and small-scale miners into the supply chain, through partnerships, with added environmental, social, training, security, and operational benefits.

●

Marmato Mine (Caldas, Colombia): a historic producing underground gold mine currently undergoing a modernization and expansion program, which includes the construction of a new decline, mine workings, 4,000 tpd carbon in pulp processing plant and dry stack tailings facilities. The updated 2022 Marmato Pre-Feasibility Study[1] estimates production of 162,000 ounces per year (oz/yr) from the optimized Upper Mine and the Lower Mine expansion project over a nearly 20 year mine life. During 2022, the historic Upper Mine at Marmato had full year production of 25,216 ounces of gold, while the site prepares for the Lower Mine expansion program expected to commence in 2023. In April 2023, the Company signed an association agreement with artisanal and small-scale miners to purchase ore mined by these groups within Level 16 of the currently operating Marmato Upper Mine. This represents the start of a long-term commitment to formalize and work with small-scale miners in the Marmato region to achieve the social, environmental and economic benefits seen in the Segovia Small-Scale Mine Program.

●

Soto Norte Project (Santander, Colombia)[1]: a large-scale feasibility stage underground gold project undergoing permitting and licensing. In April 2022, Aris Gold Corporation (Aris Gold, now Aris Mining Holdings Corp., a wholly-owned subsidiary of the Company) became the operator and 20% shareholder of the Soto Norte joint venture and initiated a new and reframed environmental permitting process. The Feasibility Study disclosed in the Soto Norte Technical Report[1] estimates average gold production of 450,000 oz/yr over the steady state production years. Upon exercising its option to increase its joint venture ownership interest from 20% to 50%, the attributable gold production to Aris Mining would be 225,000 oz/yr.

●

Toroparu Project (Cuyuni-Mazaruni, Guyana)[1]: an advanced stage gold project with a large-scale gold-copper deposit. Following completion of the business combination between the Company and Aris Gold in September 2022 (the Aris Mining Transaction), Aris Mining announced and commenced a re-evaluation process for the Toroparu Project and reduced the previously planned expenditures on the Toroparu Project until the evaluation is complete and a development plan is fully defined. The Toroparu Technical Report relating to an updated mineral resource estimate includes measured and indicated mineral resources of 5.4 million ounces of gold and 118 thousand tonnes of copper, and inferred mineral resources of 1.2 million ounces of gold. Aris Mining is progressing additional studies to update, fully-define and optimize the development plan.

●	Juby Project (Ontario, Canada): an exploration stage gold project with an open pit mineral resource located in the Abitibi greenstone belt.

1 See section entitled Qualified Person and Technical Information for further technical information.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Operating Results

●	Operating results for the three months ended March 31 (Q1), 2023 and 2022 are shown below:

	Three months ended March 31,
	2023	2022
Gold sold (ounces)	49,158	53,645
Gold produced (ounces)	50,903	49,864
Average realized gold price ($/ounce sold)	1,869	1,860
Cash costs ($/ounce sold)[1]	922	786
AISC ($/ounce sold)[1]	1,214	1,072

Income from mining operations ($’000)	33,152	43,033
Net cash provided by operating activities ($’000)	19,768	24,209

EBITDA ($’000)[1]	21,105	34,918
Adjusted EBITDA ($’000)[1]	38,646	45,129

Net earnings (loss) ($’000)	(5,401)	5,238
Adjusted earnings ($‘000)[1]	11,176	15,428

Earnings (loss) per share – basic ($)	(0.04)	0.05
Adjusted earnings per share – basic ($)[1]	0.08	0.16

Balance sheet, as at ($000s)	March 31, 2023	December 31, 2022
Cash and cash equivalents	229,350	299,461
Total assets	1,212,688	1,242,120
Total debt[2]
Senior Notes	300,000	300,000
Gold Notes	64,159	66,006
Convertible Debentures	13,300	13,300
Shareholders’ equity	513,104	501,375
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted earnings and additions to mining interests. Comparative cash cost and AISC values have been adjusted from amounts disclosed prior to Q3 2022 following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

2.	The face value of long-term debt as at March 31, 2023 are as disclosed in Note 10 to the Interim Financial Statements.

○	Gold sold totaled 49,158 ounces in Q1 2023, representing a decrease of 8% over the same quarter in 2022.
○

The crusher issues experienced at the Segovia Operations’ Maria Dama processing plant during December 2022 were resolved during the course of Q1 2023, with the average processing rate for Q1 2023 ramping up to 1,785 tpd from the 1,402 tpd average in December 2022. In April 2023, the average processing rate of 2,097 tpd exceeded the 2,000 tpd nameplate capacity.

○	Cash costs per ounce sold increased by 17% in Q1 2023 when compared to the same period in 2022, primarily driven by the inclusion of the higher-cost Marmato Upper Mine operating results for Q1 2023.
○	In Q1 2023, the Company exported 1,991 tonnes of concentrate recovered from the Segovia Operations polymetallic plant, contributing $3.9 million in revenue.
○	Net cash provided by operating activities of $19.8 million in Q1 2023 is 18% lower than the same period in 2022, consistent with the lower gold sales.
○

Income from mining operations decreased by 23% in Q1 2023 over the same period in 2022 to $33.2 million, driven primarily by a reduction in gold sold and the inclusion of the higher-cost Marmato Upper Mine operating results for Q1 2023.

○

Net loss of $5.4 million or $0.04 per share, which compares to net earnings of $5.2 million or $0.05 per share in the same period of 2022, with the decrease primarily related to the impact of the decrease in income from mining operations, offset by a $3.3 million reduction in corporate general and administrative expenses.

●	Advancement of the Soto Norte Project:
○

Aris Mining is leading a new approach to engagement with government, local communities, artisanal and small-scale miners in the project area, the Agencia Nacional de Minería and the national environmental authority, Autoridad Nacional de Licencias Ambientales (ANLA) and introduced additional scope in communications strategies to expand awareness and understanding of the Soto Norte Project.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

○

The Soto Norte Project team continues with the environmental and technical studies required to support a new Environment and Social Impact Assessment (ESIA) application, which is scheduled to be submitted to ANLA during H2 2023.

●	Advancing the construction of the Marmato Lower Mine:
○	During Q1 2023, the Company incurred $3.9 million of expenditures related to the development of the Marmato Lower Mine.
○

Working collaboratively with Corpocaldas, the regional environmental authority, the Company is closing out final queries related to the newly submitted Environmental Management Plan (PMA) and to support the permitting process to allow Lower Mine construction. Following permits being granted, construction of the Marmato Lower Mine is expected in mid-2023.

○	Contract tenders continue to be released to the market for key contracts during Q1 of 2023, which will continue to be advanced and evaluated during Q2 and Q3 of 2023.
○	Advancing land acquisition negotiations with owners of the remaining land parcels, with over 87% of the areas acquired or in the late stages of acquisition.

●	Advancement of the Toroparu Project:
○

Following completion of the Aris Mining Transaction, management announced and commenced a re-evaluation process for the Toroparu Project and reduced the previously planned expenditures until the evaluation is complete and the development plan is fully defined.

○	During Q1 2023, the Company incurred expenditures totalling $4.7 million related to the Toroparu Project, which compares to $60.4 million during FY 2022.
○

On March 14, 2023, the Company announced the results of the updated mineral resource estimate effective February 10, 2023, which is based on a new detailed structural analysis and updated geological model, confirming that Toroparu is a large-scale gold-copper deposit with an updated measured and indicated mineral resource estimate of 5.4 million ounces of gold and 118 thousand tonnes of copper, and an inferred mineral resource estimate of 1.2 million ounces of gold.

○	Aris Mining management is progressing additional studies to update, fully-define and optimize the development plan.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Outlook

Aris Mining has established a strong group of high-quality mining assets that combines free cash flow generation from current operations, attractive large-scale development projects with long mine lives and growth potential from exploration upside.

While Aris Mining continues to seek growth opportunities via business combinations and the acquisition of producing mines or advanced development-stage projects, the Company’s key objectives for 2023 include:

○	To produce between 230,000 and 270,000 ounces of gold at an AISC of between $1,050 to $1,150 per ounce.
○

Work to expand our partnerships with artisanal and small-scale miners as demonstrated at Marmato in April 2023, and continuing to align with the Colombian government’s focus on and goals of enabling all miners to operate in a legal, safe and responsible manner that protects them and the environment.

○	Implement targeted exploration programs at both Segovia and Marmato that prioritize expansion of mineral resources and conversion to mineral reserves with planned expenditures of $19 million in 2023.
○

Complete the process of updating the Marmato PMA with Corpocaldas, the regional environmental authority, to authorize the start of construction of the new Lower Mine at Marmato, which is on track for Q3 2023.

○	Advance the Soto Norte Project environmental licensing process with the submission of a new environmental assessment study to ANLA, and then complete the licensing process during 2024.
○	Progress additional studies to update, fully define and optimize the Toroparu development plan.

The Company’s consolidated guidance for 2023 is as follows:

	Segovia Operations	Marmato Upper Mine	Consolidated

Gold production	200,000 to 230,000 oz gold	30,000 to 40,000 oz gold	230,000 to 270,000 oz gold
Cash Cost	$650 to $750 per oz gold	$1,100 to $1,200 per oz gold	$700 to $800 per oz gold
All-in sustaining cost	$950 to $1,050 per oz gold	$1,650 to $1,750 per oz gold	$1,050 to $1,150 per oz gold
Exploration spend	$17 million	$2 million	$19 million

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Operations Review

Segovia Operations

The Segovia Operations generated $27.0 million in positive free cashflow from operations in Q1 2023, a 6% increase from the $25.5 million positive free cashflow generated from operations in Q1 2022.

	Three months ended March 31,
Operating Information	2023	2022
Tonnes of ore processed (t)	149,965	142,818
Average gold grade processed (g/t)	10.11	12.07
Recoveries (%)	95.4%	90.1%
Gold produced (ounces)	46,513	49,864
Gold sold (ounces)	44,908	53,645

Revenue	$83,943	$99,783

Mining costs	29,720	31,401
Processing costs	4,403	4,354
Administration and security costs	5,685	7,297
Inventory movement and other costs	1,615	672
By-product and concentrate revenue	(4,877)	(1,539)
Total cash costs[1]	36,546	42,185
Cash cost per ounce sold[1]	814	786

Royalties	2,660	3,229
Social contributions	2,404	3,100
Sustaining capital expenditures	7,988	9,009
All-in sustaining costs[1]	49,598	57,522
All-in sustaining cost per ounce sold[1]	1,104	1,072

AISC Margin	39,256	42,261

Taxes paid	-	(10,120)
Working capital movements and other expenses	(5,220)	(8,577)
Foreign exchange movement	(2,161)	1,906
Free cashflow generated from operations	$26,964	$25,470

Non-sustaining capital expenditures	(2,641)	(4,999)
Free cashflow after expansion capital	$24,323	$20,471
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production at the Segovia Operations of 46,513 ounces in Q1 of 2023 reflected a 7% decrease over the 49,864 ounces produced in the same period in 2022, primarily as a result of achieving 16% lower grade, which was offset by increased throughput following the completion of the Maria Dama plant expansion in Q3 2022.

In December 2022, the plant experienced crusher issues related to a small fire caused by a maintenance procedure which resulted in downtime of roughly 100 hours during the month. An alternate crusher line was utilized in Q1 2023, allowing for throughput of 1,785 tpd in Q1 2023. As of April 2023, the crusher repair has been completed and the plant achieved throughput of 2,097 tpd to exceed the 2,000 tpd nameplate capacity. The Segovia Operations were also negatively impacted by the challenges in Colombia in sourcing detonators following a national supply shortage, but the situation is expected to improve as national stockpiles are replenished and the supply chain normalizes.

Cash costs per ounce sold1 in Q1 2023 increased by 4% to $814 over the same period in 2022, primarily due to the 16% decrease in gold sold, while the total attributable cash costs decreased by 13% over the same period in 2022. Following the first shipment from the newly commissioned polymetallic plant in Q4 2022, by-product credits included in total cash costs for Q1 2023 increased by 217% to $4.9 million as a result of $3.9 million in concentrate sales during the quarter.

AISC1 per ounce sold increased by 3% to $1,104 for Q1 2023 over Q1 2023, impacted by the decrease in gold ounces sold, and marginally offset by a 14% reduction in sustaining capital expenditures during the quarter. Sustaining capital expenditures of $7.3 million at the Segovia Operations for Q1 2023 included:

●	$3.1 million for the ongoing exploration and mine geology campaigns at the four operating mines.

[1]	Refer to the Non-IFRS Measures section for full details on free cash flow, cash costs per ounce, AISC and AISC ($ per oz sold).

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

●	$2.7 million for ongoing mine development.
●	$1.7 million for underground equipment, infrastructure improvements and tailings storage expansion.

Non-sustaining capital expenditures of $2.6 million at the Segovia Operations for Q1 2023 primarily related to drilling completed under the regional exploration program primarily focused on the Cristales, Manzanillo, Marmajito, and Vera veins.

As it relates to cashflow generation for Q1 2023, the 19% increase in positive free cashflow generated after growth expenditures of $24.3 million (Q1 2022: $20.5 million) is driven by working capital and the timing of tax payments, offset by the $3 million lower AISC margin.

The table below presents the overall mining and processing material movement for the Segovia Operations, shown by source of mined material, for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
Segovia Operations	2023	2022
Sources of ore
Company mines[1]
Tonnes of ore mined (t)	106,199	118,118
Average gold grade mined (g/t)	12.11	13.26
Gold contained (ounces)	41,339	47,042
Other small-scale mines[2]
Tonnes of material purchased (t)	27,507	24,701
Average gold grade of purchased ore (g/t)	11.57	10.54
Gold contained (ounces)	10,229	8,367
Total Processing for Segovia
Tonnes of ore processed (t)	149,965	142,818
Tonnes processed per day (tpd)	1,785	1,661
Average gold grade processed (g/t)	10.11	12.07
Gold recovery (%)	95.4%	90.1%
Total gold produced (ounces)	46,513	49,864
1.	Includes Company-operated and contractor-operated areas within the mines. Production from the mines is included in the Company’s mineral reserve and mineral resource estimates.
2.

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the mill feed mined to the Company’s Maria Dama plant for processing. Production purchased from these sources is not included in the Company’s mineral reserve and mineral resource estimates.

Gold production decreased by 7% for Q1 2023 when compared to the same period in 2022, driven by a 16% decrease in average mined grade and offset by a 5% increase in tonnes of ore processed and an increase in gold recovery to 95.4%. The contribution of contained gold mined from Other small-scale mines increased to 20% in Q1 2023, which compares to 15% over the same period in 2022.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Marmato Upper Mine

The Company acquired control of Aris Gold, the former owner of the Marmato Mine, following the closing of the Aris Mining Transaction on September 26, 2022. As a result, the comparative information presented below for Q1 2022 are from the condensed consolidated interim financial statements and accompanying notes thereto of Aris Mining Holdings Corp. (formerly Aris Gold Corporation), a wholly-owned subsidiary of Aris Mining Corporation, for the three months ended March 31, 2022 and 2021 (the Aris Holding Interim Financial Statements).

	Three months ended March 31,
	2023[1]	2022[1]
Tonnes of ore processed (t)	50,999	80,945
Average gold grade processed (g/t)	2.93	3.22
Gold recovery (%)	89.7%	93.8%
Gold produced (ounces)	4,390	7,419
Gold sold (ounces)	4,250	7,698
Cash costs ($ per oz sold)[2]	2,068	1,228
AISC ($ per oz sold)[2]	2,370	1,437
1.

The Marmato Mine information included for the three months ending March 31, 2022 comprises operating results while the mine was under the control of Aris Gold. The Marmato Mine information included for the three months ending March 31, 2023 comprises operating results while under the control of Aris Mining, following the closing of the Aris Mining Transaction on September 26, 2022.

2.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production at the Marmato Mine for Q1 2023 decreased by 41% as compared to Q1 2022 to 4,390 ounces, driven by a 37% decrease in tonnes processed. The reduced ore mining rate for the quarter was primarily due to a national shortage of explosive and detonators causing a backlog in production and development. Gold production was further impacted by a 9% decrease in grade and 4% decrease in recovery against Q1 2022.

The national explosives and detonators shortage is expected to improve as national stockpiles are replenished. During Q1 2023, the Marmato Upper Mine continued to focus on several projects to increase ore throughput and processing capacity. These initiatives will benefit production of the Upper Mine in the medium term, the execution of these projects is expected to impact the delivery of ore from the underground as well as processing capacity in the short term.

On April 20, 2023, the Company entered an agreement to form a new partnership with approximately 260 artisanal and small-scale miners to deliver high-grade material from Level 16 of the currently operating Marmato Upper Mine. This inclusion of the highly productive workforce is expected to enhance the overall performance of the Upper Mine while expanding our commitment for building responsible and profitable partnerships with artisanal and small-scale miners in Colombia. This agreement represents the first step in rolling out a Small-Scale Miners Program at Marmato, based on the highly successful model developed at the Segovia Operations.

As a result of the lower throughput and overall lower production in Q1 2023, cash costs per ounce sold increased by 68% to $2,068 over the same period in 2022 (Q1 2022: $1,228 per ounce sold).

Maintaining strict control over capital spending, the Company continued to defer non-essential capital projects for the Upper Mine during Q1 2023 – specifically focussing on the above-mentioned optimization projects which commenced in Q3 2022. Sustaining capital additions were $0.5 million for Q1 2023, compared against $0.3 million for Q1 2022. For Q1 2023, the higher cash costs and increase in sustaining capital over the same period in 2022 resulted in a 65% increase in AISC to $2,370 per ounce sold compared to Q1 2022 (Q1 2022: $1,437 per ounce sold).

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Marmato Lower Mine Project

During the three months ended March 31, 2023, the Marmato Lower Mine project team made steady progress in preparing for the start of construction of the Marmato Lower Mine, including:

○	advancing the El Higuerón ventilation decline, which is on track for completion in Q3 2023;
○

working collaboratively with Corpocaldas, the regional environmental authority, the Company is closing out final queries related to the newly submitted PMA and to support the permitting process to allow Lower Mine construction. Following permits being granted, construction of the Marmato Lower Mine is expected in mid-2023;

○	further refinement of the FEL3 engineering design, cost and schedule completed in late 2022, and advancing detailed engineering and procurement for long lead orders;
○	contract tenders continue to be released to the market for key contracts during Q1 of 2023, which will continued to be advanced and evaluated during Q2 and Q3 of 2023; and
○	advancing land acquisition negotiations with owners of the remaining land parcels, with over 87% of the areas acquired or in the late stages of acquisition.

During the three months ended March 31, 2023, $3.9 million was spent on the Marmato Lower Mine, including $1.6 million for mine infrastructure, land acquisitions and environmental studies and $2.3 million for engineering and design studies and other project related costs.

Soto Norte

The Company holds a 20% interest in, and is the operator of, the Soto Norte Project in Colombia, with the option to acquire a further 30% interest. A Feasibility Study1 on the Soto Norte Project estimates a steady-state production rate of 450,000 ounces of gold per year at life-of-mine AISC of $471 per ounce of gold. In response to the detailed technical feedback provided by ANLA to the former operators in 2021, Aris Mining is leading the drafting and submission of a new ESIA. During the three-months ended March 31, 2023, drafting of the new ESIA continued to advance.

As operator, Aris Mining’s team is contributing its knowledge and experience and ensuring a respectful consultation process with the local stakeholders. Aris Mining is also evaluating opportunities to support rolling out a Small-Scale Miners Program at Soto Norte, based on the highly successful model developed at the Segovia Operations.

Soto Norte will be a significant project for the local and regional communities, providing employment and skills training for up to 1,800 construction contractors and up to 940 full time operations employees, and a strategy to procure goods and services from the regional community.

1 See section entitled Qualified Person and Technical Information for reference to the Soto Norte Technical Report and section Mineral Resources and Mineral Reserves for the full breakdown of mineral resources and mineral reserves.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Summary of Financial Performance

	Three months ended March 31,
($’000)	2023	2022

Revenue	$96,907	$101,322

Cost of sales	(53,705)	(46,953)
Depreciation and depletion	(7,646)	(8,236)
Social contributions	(2,404)	(3,100)

Income from mining operations	33,152	43,033

General and administrative costs	(2,235)	(6,140)
Income (loss) from equity accounting in investees	(3,241)	(1,032)
Share-based compensation	(1,147)	(1,208)
Other (expenses) recovery	83	-

Income from operations	26,612	34,653

(Loss) gain on financial instruments	(10,810)	(7,316)
Finance income	2,173	507
Interest and accretion	(8,881)	(6,399)
Foreign exchange gain (loss)	(2,343)	(655)

Earnings before income tax	6,751	20,790

Income tax (expense) recovery
Current	(12,583)	(16,244)
Deferred	431	692

Net earnings	(5,401)	5,238
Attributed to shareholders of the Company	$(5,401)	$5,238
(Loss) earnings per share – basic	$(0.04)	$0.05
(Loss) earnings per share – diluted	$(0.04)	$0.05

Revenue decreased by 4% for Q1 2023 over Q1 2022, driven by an 8% decrease in gold sold, offset by an additional $3.9 million of concentrate sales following the first shipments from the polymetallic plant in Q4 2022.

The cost of sales increased by 14% for Q1 2023 over Q1 2022 to $53.8 million. The increase is largely attributable to the inclusion of the higher-cost Marmato Upper Mine operating results in Q1 2023, following the close of the Aris Mining Transaction on September 26, 2022. Costs were also impacted by inflation in Colombia, which reached 13.34% at the end of March 2023, compared to 8.53% at the end of March 2022. Impacts have been somewhat negated by the strengthened US dollar against the Colombian Peso (COP) from USD1:COP3,748 on March 31, 2022 to USD1:COP4,627 on March 31, 2023.

Since the closing of the Aris Mining Transaction, immediate integration activities included a focus on eliminating duplicate or redundant corporate activities, including closing the GCM Mining Corporate office in Toronto. General and administrative costs decreased by 64% to $2.2 million in Q1 2023 when compared to $6.1 million incurred the same period in 2022.

The Company has a number of financial instruments which incur changes in fair value from quarter to quarter and are recognized at fair value through profit and loss. In Q1 2023, the Company recorded a net loss on financial instruments of $10.8 million compared with a loss on financial instruments of $7.3 million in the same period in 2022.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

The major components of the gain/(loss) on financial instruments in the current and prior year quarters are outlined below:

	Three months ended March 31,
USD’000	2023	2022
Financial Assets
Aris Gold warrants held by the Company	-	(1,868)
Other financial assets	1	(1,001)
	1	(2,869)
Financial Liabilities
Gold Notes	(2,714)	-
Convertible Debentures	(1,714)	(681)
Warrant liabilities	(6,274)	(3,766)
Other financial liabilities	(107)	-
	(10,811)	(4,447)
Total	(10,810)	(7,316)

Interest and accretion charges for Q1 2023 related primarily to interest expenses for the Senior Notes, the note payable due to Mubadala, fees associated with financings and accretion of provisions. Interest and accretion charges increased to $8.9 million in Q1 2023, over the $6.4 million recorded in Q1 2022.

Summary of Quarterly Results

	For the three months ended
Quarterly results	March 31, 2023	Dec 31, 2022	Sep 30, 2022	June 30, 2022
Revenue ($000s)	96,907	103,361	93,909	101,371
Gold sold (ounces)	49,158	59,157	53,411	53,884
AISC ($ per oz sold) [1]	1,214	1,108	1,155	1,180
Earnings from mine operations ($000s)	33,152	37,744	39,826	39,352
Net earnings (loss) ($000s)	(5,401)	4,769	(48,350)	38,965
Earnings (loss) per share – basic ($)	(0.04)	0.05	(0.48)	0.39
Earnings (loss) per share – diluted ($)	(0.04)	0.00	(0.48)	0.21
	For the three months ended
Quarterly results	March 31, 2022	Dec 31, 2021	Sep 30, 2021	June 30, 2021
Revenue ($000s)	101,322	93,623	90,716	96,353
Gold sold (ounces)	53,645	51,716	50,171	52,838
AISC ($ per oz sold) [1]	1,072	1,211	1,161	1,055
Earnings from mine operations ($000s)	43,033	36,220	35,061	42,583
Net earnings (loss) ($000s)	5,238	6,606	25,258	29,799
Earnings (loss) per share – basic ($)	0.05	0.07	0.26	0.41
Earnings (loss) per share – diluted ($)	0.05	0.07	0.20	0.28
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the trailing eight quarters of results, earnings from mine operations have consistently remained in the $33 million to $43 million range, driven by consistent gold sales of between 49,000 and 59,000 ounces per quarter. Net earnings (loss) and earnings (loss) per share fluctuated throughout the last eight quarters, and were significantly impacted by the revaluation of financial instruments between periods, acquisition and restructuring costs, and gains and losses from fair value charges to investments related to acquisitions and divestments.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Summary of Financial Condition

	Balance as of
($000s)	March 31, 2023	December 31, 2022

ASSETS
Current
Cash and cash equivalents	$229,350	$299,461
Gold bullion	990	907
Accounts receivable	56,976	48,526
Inventories	29,707	26,633
Prepaid expenses and deposits	2,380	2,674
	319,403	378,201
Non-current
Cash in trust	1,162	1,110
Mining interests, plant and equipment	778,849	749,146
Investment and other assets	113,149	113,527
Other non-current assets	125	136

Total assets	$1,212,688	$1,242,120

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$41,283	$47,282
Income tax payable	35,601	25,765
Note payable	-	51,504
Current portion of long-term debt	12,215	15,524
Current portion of warrant liabilities	823	-
Current portion of deferred revenue	2,729	1,606
Current portion of provisions	1,188	1,153
Current portion of lease obligation	2,018	2,416
	95,857	145,250
Non-current
Long-term debt	361,074	362,909
Warrant liabilities	21,871	16,314
Non-current portion of deferred revenue	143,077	143,052
Provisions	23,169	20,963
Deferred income taxes	50,580	48,255
Lease obligation	3,316	3,710
Other non-current liabilities	640	292

Total liabilities	699,584	740,745

Total liabilities and shareholders’ equity	$1,212,688	$1,242,120

Liquidity and capital resources

Aris Mining’s objective when managing liquidity and capital resources is to safeguard the Company’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support the development of the Marmato Lower Mine, Toroparu and Soto Norte Projects, and pursue accretive acquisition opportunities. Aris Mining intends to finance any potential acquisitions and growth with a prudent combination of debt and equity.

Aris Mining had a working capital surplus of $223.5 million (being current assets less current liabilities) at March 31, 2023 (December 31, 2022: $233.0 million) and sufficient cash and cash equivalents to fund its current operating and administration costs.

Aris Mining currently generates sufficient cash flow from operations in the Segovia Operations and the Marmato Upper Mine to sustain ongoing operations. The Company is, however, in a growth phase as the Lower Mine project ramps up, various optimization and exploration activities continue at the Segovia Operations, studies and development plan definition continue at Toroparu and investments in the Soto Norte Project continue. The Company expects this phase of growth to continue and should further funding be required, an appropriate mix of debt and equity would be considered.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Quarterly Cashflow Generated

The cash generated by the Company for the three months ended March 31, 2023 and 2022 is summarized in the table below:

	Three months ended March 31,
($000s)	2023	2022

Gold Revenue	91,864	99,783

Total cash cost[1]	(45,333)	(42,185)

Royalties[1]	(3,410)	(3,229)

Social contributions[1]	(2,404)	(3,100)

Sustaining capital[1]	(8,523)	(9,009)
All in sustaining cost (AISC) [1]	(59,670)	(57,523)

AISC Margin	32,194	42,260

Taxes paid[2]	-	(14,411)

General and administration expense[2]	(2,235)	(6,140)

Change in receivables related to timing of metal sales	(6,978)	(4,942)

Change in working capital and other	(12,036)	634

Impact of foreign exchange losses on cash balances[2]	70	1,916
Free cash flow from operations	11,015	19,317

Toroparu non-sustaining capital[1]	(4,690)	(6,736)

Segovia non-sustaining capital[1]	(2,641)	(4,999)

Marmato Upper Mine non-sustaining capital[1]	(681)	-

Marmato Lower Mine non-sustaining capital[1]	(3,881)	-
Free cash flow from operations after expansion capital	(878)	7,582

Dividends paid and share buy backs[2]	-	(4,611)

Proceeds from warrant/option exercises	417	397

Settlement of Soto Norte deferred payment[2]	(50,000)	-

Repayment of Gold Linked Notes[2]	(3,154)	-

Interest and financing costs[2]	(14,234)	(10,553)
Free cash flow after expansion capital and financing costs	(67,849)	(7,185)

Contributions to investment in associates[2]	(2,262)	(1,316)
Net change in cash[2]	(70,111)	(8,501)

Opening balance at beginning of period[2]	299,461	323,565

Closing balance at end of quarter[2]	229,350	315,064
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

2.	As presented in the Interim Financial Statements and notes for the respective periods.

Working capital requirements of the Company are met through the cash flow generated by ongoing operations, with the surplus cash flow reinvested into expansionary capital projects. Following the Aris Mining Transaction, the Company discontinued its dividend and share buy back policies with a preference for using cash flow to fund the Company’s growth. Key components of Aris Mining’s operating working capital at March 31, 2023 include:

•	Cash and cash equivalents: $229.4 million, a 23% decrease from the $299.5 million at the end of 2022.
•

The Note payable due to MDC Industry Holding Company LLC (Mubadala) relating to the deferred consideration for the 20% interest acquired in the Soto Norte Project, which amounted to $51.5 million (inclusive of accrued interest) at December 31, 2022, was settled during the quarter and is no longer included as a liability of the Company.

•

Current portion of long-term debt: $12.2 million, a decrease from $15.5 million at the end of 2022, which reflects principal and interest repayments on the $300 million Senior Notes, gold linked notes and convertible debentures.

•

Accounts receivable: $56.9 million, which increased from $48.5 million at the end of 2022, driven in part by the timing of the payments received from customers related to metal exports in the last week of March 2023.

•

Inventories: $29.7 million, which increased from $26.6 million at the end of 2022, driven primarily by the timing of production consumables delivered to the operations in late March 2023, as well as an increase of $0.5 million in mineral inventory balances from December 31, 2022.

•	Accounts payable and accrued liabilities: $41.3 million, which decreased from the $47.3 million at the end of 2022 as a result of the settlement of payables in the ordinary course of business.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

•

Other changes in working capital from normal operating activities included a decrease in prepaid expenses and deposits of $0.3 million, an increase in the current portion of warrant liabilities of $0.8 million and an increase of $1.1 million in the current portion of deferred revenue.

The net decrease in cash at March 31, 2023 compared to December 31, 2022 was $70.1 million, and is attributable to the following components of the statement of cash flows during the period:

•	Aris Mining’s operating inflow before tax payments was $19.8 million (Q1 2022: inflow of $38.7 million); the inflow was attributable to the positive income from mining operations.
•

Investing activities resulted in net outflows of $73.3 million (Q1 2022: outflows of $19.3 million), which were driven primarily by the $50 million settlement of the note payable due to Mubadala, $20.1 million for sustaining and non-sustaining capital expenditures (Q1 2022: $20.3 million) and $2.3 million in contributions to investments in associates (Q1 2022: $1.3 million).

•

Financing activities resulted in outflows of $16.6 million (Q1 2022: outflows of $15.3 million), related primarily to the payment of $14.2 million in interest on the $300 million Senior Notes, note payable and convertible debenture. There were also repayments related to the Gold Notes of $1.9 million. In Q1 2022, other financing related outflows comprised $1.1 million in share buy-backs and $3.5 million in dividends paid.

Contractual Obligations and Commitments

Aris Mining’s contractual obligations and commitments at March 31, 2023 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$76,884	$-	$-	$-	$73,884

Reclamation and closure costs	567	4,956	2,306	14,096	21,926

Lease payments	2,478	2,291	557	1,249	6,575

Gold Notes	18,947	53,598	36,196	-	108,741

Senior Notes	20,625	42,969	305,156	-	368,750

Convertible Debentures	1,047	13,083	-	-	14,130

Other purchase and contractual commitments[1]	1,637	1,894	-	55,400	58,931
Total	$122,185	$118,791	$344,215	$70,745	$655,936
1.

Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the Company, including expenditures required to comply with current mining and exploration license requirements.

Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective Wheaton Precious Metals International (WPMI) streaming agreements (see the Significant Financings section for details on each of the agreements).

Liquidity risk

Associated with the contractual obligations and commitments laid out above, the Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2023.

Contingencies

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable. The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

Page  |  15

Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Outstanding Share Data

As of May 10, 2023, Aris Mining had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date

Common shares	ARIS	136,868,048

Stock options	Unlisted	175,000	175,000	C$3.16	June 14, 2023

	Unlisted	255,000	255,000	C$3.67	April 1, 2024

	Unlisted[1]	416,230	208,115	C$3.72	May 31, 2025

	Unlisted[1]	1,199,612	599,806	C$3.80	March 23, 2025

	Unlisted[1]	3,940,000	1,970,000	C$4.00	March 1, 2025

	Unlisted	1,691,964	1,691,964	C$4.03	January 12, 2026

	Unlisted	500,000	500,000	C$4.05	April 1, 2025

	Unlisted[1]	8,878	4,439	C$4.70	April 6, 2024

	Unlisted[1]	110,000	55,000	C$5.00	June 26, 2025

	Unlisted	95,000	95,000	C$5.45	January 26, 2027

	Unlisted	908,000	908,000	C$5.84	April 1, 2027

	Unlisted	813,000	813,000	C$6.04	April 1, 2026

	Unlisted[1]	1,016,380	508,190	C$6.20	February 12, 2024

	Unlisted	50,000	50,000	C$6.88	July 2, 2025

Aris Mining Warrants	ARIS.WT.B	9,682,555	9,682,555	C$2.21	April 30, 2024

	Unlisted	3,260,870	3,260,870	C$5.40	November 5, 2023

Gold X Warrants[2]	Unlisted[3]	1,070,750	743,956	C$1.90	June 12, 2024

	Unlisted[4]	3,214,125	2,233,174	C$4.03	August 27, 2024

	Unlisted[5]	2,640,500	1,834,619	C$4.61	July 20, 2023

Aris Gold Warrants[1]	ARIS.WT.A6	58,168,755	29,084,377[7]	C$5.50	July 29, 2025

	Unlisted[8]	3,300,000	1,650,000	C$6.00	December 19, 2024

Convertible Debentures	Unlisted	C$18,000,000	3,789,473	C$4.75	April 5, 2024
1.

Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.5 Aris Mining share for each Aris Gold Warrant and option; this adjustment is derived from the Aris Mining Transaction See Acquisition of Aris Gold.

2.

Shares issuable and exercise price per share have been adjusted to reflect the Gold X Exchange Ratio of 0.6948 Aris Mining share for each Gold X Warrant; this adjustment is derived from GCM Mining’s acquisition of Gold X in 2021.

3.	The number of warrants outstanding are shown net of 2,000,000 warrants held by Aris Mining.
4.	The number of warrants outstanding are shown net of 625,000 warrants held by Aris Mining.
5.	The number of warrants outstanding are shown net of 2,000,000 warrants held by Aris Mining.
6.	The number of warrants outstanding are shown net of 18,444,445 warrants held by Aris Mining.
7.	Pursuant to the Aris Mining Transaction, Aris Gold Warrants are convertible into common shares of Aris Mining.
8.	The number of warrants outstanding are shown net of 7,500,000 warrants held by Aris Mining.

Page  |  16

Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Acquisition of Aris Gold

On September 26, 2022, the Company completed the Aris Mining Transaction and acquired all the issued and outstanding common shares of Aris Gold not already owned by the Company, with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the Exchange Ratio). The Company issued 38,420,690 common shares to the former shareholders of Aris Gold (excluding GCM Mining). Additionally, the Company adjusted the Aris Gold share purchase warrants (Aris Gold Warrants), options, PSUs and DSUs in accordance with their terms and the Exchange Ratio and all outstanding Aris Gold options and Aris Gold Warrants became exercisable for common shares of Aris Mining, at their original exercise price such that two Aris Gold Options or two Aris Gold Warrants, as applicable, must be exercised to acquire one Aris Mining common share.

Aris Gold operated the Marmato Mine and the Soto Norte joint venture, where environmental licensing is advancing to develop a new gold mine. Aris Gold also owned the Juby Project, an exploration stage gold project in the Abitibi greenstone belt of Ontario, Canada. Upon completion of the Aris Mining Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. The Company began consolidating the operating results, cash flows, and net assets of Aris Gold from September 26, 2022 (the Acquisition Date). Transaction costs incurred in respect of the acquisition totaling $21.6 million were expensed and have been presented within acquisition and restructuring costs in the consolidated statement of income.

The Acquisition Date fair value of the consideration transferred consisted of the following:

Purchase Price:

Share consideration(1)	$90,317

Option consideration(2)	2,075

Listed and Unlisted Warrant consideration(3)(4)	8,813

PSU and DSU consideration(5)	1,106

Fair-value of interest in Aris Gold immediately prior to acquisition

Share in Aris Gold(6)	73,632

Listed and Unlisted Warrants in Aris Gold(7)(8)	3,511

Convertible Debenture(9)	35,000

Aris Gold Notes(10)	9,147
Total consideration	$223,601
1.	The fair value of 38,420,690 common shares issued to Aris Gold shareholders was determined using the Company’s share price of C$3.19 per share on the Acquisition Date.
2.

The fair value of 3,615,912 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$4.36, expected life of 2.3 years, annualized volatility of 44.7%, dividend yield of 3.3%, and discount rate of 3.74%.

3.	The fair value of 58,168,755 replacement Listed Warrants issued was determined using the Company’s traded warrant value of C$0.20 per warrant on the Acquisition Date.
4.

The fair value of 3,300,000 replacement Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$3.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and a liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

5.	The fair value of 1,412,571 replacement PSUs and 467,352 replacement DSUs issued was determined using the Company’s share price of C$3.19 on the Acquisition Date, adjusted for the 0.5 Exchange Ratio.
6.

The fair value of the Company’s pre-existing investment in Aris Gold common shares was determined using the closing share price of Aris Gold of C$1.64 per share immediately prior to the Acquisition Date.

7.	The fair value of the forfeited Listed Warrants was determined using the Aris Gold traded warrant value of C$0.20 per warrant on the Acquisition Date.
8.

The fair value of the forfeited Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$6.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

9.	The fair value of the convertible note was determined to be approximated by the face value at the time of settlement, concurrent with the closing of the Transaction.
10.	The fair value of the Aris Gold Notes was determined using the trading price of the notes on the Acquisition Date.

In accordance with the acquisition method of accounting, the total consideration cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. Except for the Juby Project, the fair values of mineral properties, deferred revenues, and long-term debt have been estimated using discounted cash flow models and the fair values of plant and equipment have been estimated using a replacement cost approach. Expected future cash flows used to determine the fair values of mineral properties and deferred revenue are based on estimates of future gold prices and projected future revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the Acquisition Date. The Company evaluated the fair value of the Juby Project using the market multiples approach based on comparable public companies that operate in similar jurisdictions. The fair values of mineral properties, deferred revenue and long-term debt are measured at Level 3 of the fair value hierarchy.

Page  |  17

Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Purchase price:

Cash and cash equivalents	$95,126

Cash in trust	400

Accounts receivable, prepaid expenses and other	10,356

Inventories	4,845

Mining interests, plant and equipment	255,857

Investment in Associate	101,685

Accounts payable and accrued liabilities	(15,502)

Long-term debt	(68,592)

Reclamation liability	(1,287)

Deferred revenue	(59,596)

Deferred consideration	(49,477)

Deferred tax liability	(49,840)

Other liabilities	(374)
Fair value of net assets acquired	$223,601

Significant Financings

Senior notes

On August 9, 2021, the Company issued $300 million face value of senior unsecured notes of the Company (the Senior Notes) for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes. Prior to August 9, 2023, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes plus a “make-whole” premium, plus accrued and unpaid interest. In addition, prior to August 9, 2023, the Company may, on any one or more occasions, redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%. At March 31, 2023 the liability associated with the Senior notes is $293.6 million.

Gold notes

As part of the Aris Mining Transaction, the gold notes that were issued by Aris Gold (the “Aris Gold Notes”) are consolidated into Aris Mining. The Company recorded a liability of $67.9 million for the initial fair value of the Aris Gold Notes using valuation pricing models at the Acquisition Date. Significant Level 2 inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices. At March 31, 2023 the liability associated with the Gold notes is $64.9 million.

Convertible debentures

As at March 31, 2023, a total of C$18.0 million in aggregate principal amount of convertible unsecured subordinated debentures (Convertible Debentures) were issued and outstanding. The Convertible Debentures mature on April 5, 2024 and bear interest of 8.00% per annum, payable monthly in cash in arrears. At March 31, 2023, the fair value of the Convertible Debentures was $14.8 million, determined using the binomial pricing model and Level 2 fair value inputs.

WPMI stream on Marmato Mine

As part of the Aris Mining Transaction, the Company acquired the deferred revenue associated with Aris precious metals purchase agreement (PMPA) with WPMI (Marmato Mine PMPA). Under the arrangement, WPMI will provide aggregate

Page  |  18

Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022 funding amount to $175 million, of which $53 million had been received prior to the Aris Mining Transaction, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato Mine PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and will make payments upon delivery equal to 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato Mine PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Holdings.

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the Marmato Mine PMPA.

WPMI stream on Toroparu Project

The Company is party to a PMPA with WPMI with respect to the Toroparu Project (Toroparu Project PMPA). Under the terms of the Toroparu Project PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in the Toroparu Project in exchange for up-front cash deposits totalling $153.5 million.

As of March 31, 2023, the Company has received an initial deposit of $15.5 million, with the remaining $138.0 million subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other project related documents. If WPMI elects not to proceed with the remaining stream financing of $138.0 million, WPMI will be entitled to either (i) a refund from Aris Mining of $13.5 million of the $15.5 million already paid and termination of the Toroparu Project PMPA or (ii) a reduction of the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil.

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once the Toroparu Project is in operation as follows:

◾	Gold: the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
◾

Silver: the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Non-IFRS Measures

Aris Mining has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cash costs

Total cash costs and total cash costs per oz sold are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold.

Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

Aris Mining changed the method of calculating cash costs in Q3 2022 and all historical information was adjusted. Total cash costs now exclude royalties and include the appropriate mine-level general and administrative costs. General and administrative costs associated with the corporate office (Canada) are excluded from the calculation. Management considers that royalties are not controllable by the operations team and as such exclude them from their cash costs – these costs are included in AISC below. Conversely, mine-level general and administrative costs are controllable by the operations team and as such are included in total cash costs.

	Three months ended March 31, 2023			Three months ended March 31, 2022

($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total

Total gold sold (ounces)	44,908	4,250	49,158	53,645	-	53,645

Cost of sales[2]	44,083	9,622	53,705	46,953	-	46,953

Less: royalties[2]	(2,660)	(750)	(3,410)	(3,229)	-	(3,229)

Less: by-product revenue[2]	(4,877)	(166)	(5,043)	(1,539)	-	(1,539)

Less: other adjustments	-	81	81	-	-	-
Total cash costs	36,546	8,787	45,333	42,185	-	42,185
Total cash costs ($ per oz gold sold)	814	2,068	922	786	-	786
1.	The Marmato Mine was purchased as part of the Aris Mining Transaction on September 26, 2022, as such prior year comparatives are not applicable to the Company.
2.	As presented in the Interim Financial Statements and notes for the respective periods.

All-in sustaining costs

AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold.

The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-IFRS measure provides investors with transparency to the total period-attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Aris Mining changed the method of calculating AISC in Q3 2022 and all historical information was adjusted. AISC now excludes all non-mine-level general and administrative costs, environmental penalties and non-mine lease payments. Management considers that these costs are not controllable by the operations teams.

	Three months ended March 31, 2023			Three months ended March 31, 2022

($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total

Total gold sold (ounces)	44,908	4,250	49,158	53,645	-	53,645

Total cash costs	36,546	8,787	45,333	42,185	-	42,185

Add: royalties[2]	2,660	750	3,410	3,229	-	3,229

Add: social programs[2]	2,404	-	2,404	3,100	-	3,100

Add: sustaining capital expenditures	7,332	535	7,867	8,522	-	8,522

Add: lease payments on sustaining capital	656	-	656	487	-	487
Total AISC	49,598	10,072	59,670	57,523	-	57,523
Total AISC ($ per oz gold sold)	1,104	2,370	1,214	1,072	-	1,072
1.	The Marmato Mine was purchased as part of the Aris Mining Transaction on September 26, 2022, as such prior year comparatives are not applicable to the Company.
2.	As presented in the Interim Financial Statements and notes for the respective periods.

Additions to mineral interests, plant and equipment

The below table reconciles sustaining and non-sustaining capital expenditures as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended March 31,
($’000)	2023	2022

Sustaining capital

Segovia Operations	7,332	8,522

Marmato Upper Mine[1]	535	-

Total	7,867	8,522

Non-sustaining capital

Segovia Operations	2,641	4,999

Toroparu Project	4,690	6,736

Marmato Lower Mine[1]	3,881	-

Marmato Upper Mine[1]	681	-

Juby Project[1]	33	-
Total	11,926	11,735
Additions to mining interest, plant and equipment[2]	19,793	20,257
1.	The Marmato Mine and Juby Project was purchased as part of the Aris Mining Transaction on September 26, 2022, as such prior year comparatives are not applicable to the Company.
2.	As presented in the Interim Financial Statements and notes for the respective periods.

Adjusted net earnings and adjusted net earnings per share

Adjusted net earnings and adjusted net earnings per share (basic) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.

Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS.

	Three months ended December 31,
($000s except shares amount)	2023	2022

Basic weighted average shares outstanding	136,188,570	97,786,490

Diluted weighted average shares outstanding	136,188,570	99,961,040

Net earnings (loss)[1]	(5,401)	5,238

Add back:

Share-based compensation[1]	1,147	1,208

(Income) loss from equity accounting in investee[1]	3,241	1,032

(Gain) loss on financial instruments[1]	10,810	7,316

Foreign exchange (gain) loss[1]	2,343	655

Income tax effect on adjustments	(964)	(21)

Adjusted net (loss) / earnings	11,176	15,428

Per share – basic ($/share)	0.08	0.16
1.	As presented in the Interim Financial Statements and notes for the respective periods.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-IFRS financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.

EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and losses on deferred and current income taxes, and other non-recurring items (Adjusted EBITDA).

	Three months ended March 31,
($000s except shares amount)	2023	2022

Earnings (loss) before tax[1]	6,751	20,790

Add back:

Depreciation and depletion[1]	7,646	8,236

Finance income[1]	(2,173)	(507)

Interest and accretion[1]	8,881	6,399

EBITDA	21,105	34,918

Add back:

Share-based compensation[1]	1,147	1,208

(Income) loss from equity accounting in investee[1]	3,241	1,032

(Gain) loss on financial instruments[1]	10,810	7,316

Foreign exchange (gain) loss[1]	2,343	655

Adjusted EBITDA	38,646	45,129
1.	As presented in the Financial Statements and notes for the respective periods.

Non-IFRS Measures related to the Marmato Mine

The Company acquired control of the Marmato Mine from Aris Gold (now Aris Mining Holdings Corp.) following the closing of the Aris Mining Transaction on September 26, 2022. Accordingly, the consolidated information presented for 2022 comprises operating results of the Marmato Mine from September 26, 2022 to December 31, 2022. Therefore, on a consolidated basis, the operating results of the Marmato Upper Mine are not included in the results of the Company for the three months ending March 31, 2022.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

To aid the understanding of the users of the MD&A, as well as providing appropriate analysis of the operations, the Company has disclosed the operating results of the Marmato Mine for the three months ended March 31, 2022 from the Aris Holding Interim Financial Statements.

Total cash costs, all-in sustaining costs and the reconciliation of sustaining and non-sustaining capital expenditures shown below for the Marmato Mine for the three months ending March 31, 2022 have been compiled using the same methodology as described under the respective headings in this Non-IFRS Measures section.

Total cash costs	Three months ended March 31,

($000s except per ounce amounts)	2022

Total gold sold (ounces)	7,698

Cost of sales[1]	10,895

Less: royalties[1]	(1,148)

Less: social programs	(131)

Add: silver revenue[1]	(171)

Less: other adjustments	7

Total cash costs	9,452

Total cash costs ($ per oz gold sold)	1,228

All-in sustaining costs	Three months ended March 31,

($000s except per ounce amounts)	2022

Total gold sold (ounces)	7,698

Total cash costs	9,452

Add: royalties[1]	1,148

Add: social programs	131

Add: sustaining capital expenditures	333

Total AISC	11,064

Total AISC ($ per oz gold sold)	1,437

Additions to mineral interests, plant and equipment	Three months ended March 31,

($000s except per ounce amounts)	2022

Sustaining capital expenditures	333

Non-sustaining capital expenditures	6,775

Additions to mining interest, plant and equipment[2]	7,108
1.	As presented in notes 15 and 16 of the Aris Holding Interim Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.’s profile on SEDAR at www.sedar.com.
2.	As presented in note 7 of the Aris Holding Interim Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.’s profile on SEDAR at www.sedar.com.

Significant accounting judgements, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in these consolidated annual financial statements and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

a)    Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Asset acquisitions

The Company applies judgment in determining whether the exploration and evaluation assets it acquires are considered to be asset acquisitions or business combinations. Key factors in this determination are whether reserves have been established; whether the project is capable of being managed as a business by a market participant, and the nature of the additional work to convert resources into reserves.

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineral deposit based on information obtained through evaluation activities, including drilling, sampling, metallurgical testing, resource and reserve estimates and economic assessment of whether the mineral deposit can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

b)    Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the ore deposits and mining conditions. Changes in the mineral resource estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on mineral reserves and estimates of mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

Impairment

Assets that are subject to depreciation and E&E assets are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash generating units or “CGUs”), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the mineral reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.

An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes and warrants are recorded at fair value through profit and loss (FVTPL). Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined based on a Black-Scholes model using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the listed warrants.

Deferred revenue

Judgment was required in determining the accounting for the PMPA between Aris Holdings, Aris Mining, and WPMI which has been reported as deferred revenue.

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (see Note 14 of the Financial Statements), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognised over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.

The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description
Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the prefeasibility study.

IFRS 3 – Business Combinations

Judgment was required in determining the acquirer in the acquisition of Aris Gold. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold and the Company has accounted for the Aris Mining Transaction as a business combination. In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined Company, the composition of senior management of the combined Company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Financial Instruments and Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)    Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $236.0 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

	March 31, 2023		December 31, 2022
	Level 1	Level 2	Level 1	Level 2
Gold Notes	$-	$64,904	$-	$67,145
Warrant liabilities	11,847	1,518	15,360	954
DSU and PSU liabilities	1,191	640	826	293
Investments and other assets	411	-	412	-
Convertible Debentures	-	14,827	-	13,182

Total	$13,449	$81,889	$16,598	$81,574

At March 31, 2023, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)    Credit risk

	March 31, 2023	December 31, 2022
Trade	$14,800	$13,576
VAT receivable	36,726	30,489
Other, net of allowance for doubtful accounts	5,575	4,597

Total	$57,101	$48,662

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at March 31, 2023 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds shortly upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c)    Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

●

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).

●

Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (C$) and Guyanese Dollar (GYD). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net assets held in Canadian dollars, Colombian pesos and Guyanese dollars (in US dollar equivalents) as of March 31, 2023 and December 31, 2022, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

Page  |  28

Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

	March 31, 2023	Impact of a 10% Change	December 31, 2022	Impact of a 10% Change
Canadian Dollar (C$)	(14,143)	(1,287)	(26,383)	(2,638)
Colombian Peso (COP)	(25,065)	(2,279)	(19,257)	(1,926)
Guyanese Dollar (GYD)	(2,046)	(187)	(2,498)	(250)

d)    Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account. Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

-	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
-

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at March 31, 2023, the Company had no outstanding commodity hedging contracts in place.

Off-balance Sheet Arrangements

Aris Mining has no off-balance sheet arrangements.

Transactions Between Related Parties

Key management personnel compensation

	Three months ended March 31,
	2023	2022
Short-term employee benefits	$993	$1,226
Share-based compensation	718	1,039
Total	$1,711	$2,265

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Basis for preparation and accounting policies

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of the significant accounting policies are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2022. The accounting policies applied for the preparation of the unaudited condensed consolidated interim financial statements are consistent with those disclosed in Company’s consolidated financial statements for the year ended December 31, 2022.

Risks and Uncertainties

Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Tailings Management

The tailings collection, treatment and disposal operations at the Segovia Operations and the Marmato Mine are subject to substantial regulation and involve significant environmental risks. The extraction process of separating gold and other metals from the host rock produces tailings. Tailings are the process waste rock generated once crushing, grinding, and extraction of gold or other metals from the ore is completed in the process plant, which are stored in engineered facilities.

Unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company’s operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability.

A major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic events, or other incidents) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. At the Marmato Mine, underground mining commenced at the Upper Mine in 1993 but the first tailings storage facility was not constructed until 2006. A second nearby facility was approved in 2012. These first facilities have an approved environmental permit, but were not designed or operated to international standards. Aris Mining is undertaking the detailed design during the year for the closure and remediation of these facilities. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings facility. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic events, or other incidents), the Company’s losses or consequences of regulatory action might not be covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption “Risk Factors” in the Company’s AIF for the year ended December 31, 2022 dated as of March 31, 2023, which is available on www.aris-mining.com and under the Company’s profile on SEDAR at www.sedar.com.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company’s securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Internal controls over financial reporting

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting.

Changes in internal controls

During the three months ended March 31, 2023, there were no changes in the Company’s internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Aris Mining Mineral Resources and Mineral Reserves

Mineral reserve estimates

Category	Property	Tonnes (kt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Proven	Marmato	2,196	4.31	16	304	1,157
Probable	Marmato	29,082	3.08	5	2,874	4,980
Probable	Soto Norte	4,953	6.22	34	990	5,477
Proven	Segovia	229	10.92	-	81	-
Probable	Segovia	2,132	9.84	-	675	-

Total P&P					4,924	11,614

Notes:

Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 per ounce at Soto Norte, and US$1,700 per ounce at Segovia. The mineral reserve effective dates are June 30, 2022 for Marmato, January 1, 2021 for Soto Norte, and December 31, 2022 for Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. See section entitled Qualified Person and Technical Information for more information.

Mineral resource estimates

Category	Property	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Measured	Marmato	2.8	6.04	28	545	2,512
Indicated	Marmato	58.7	2.89	6	5,452	11,758
Indicated	Soto Norte	9.6	5.47	36	1,691	11,065
Measured	Segovia	0.4	15.39	-	200	-
Indicated	Segovia	4.6	10.16	-	1,492	-
Measured	Toroparu	42.4	1.45	2	1,975	2,457
Indicated	Toroparu	72.6	1.46	1	3,398	2,893
Indicated	Juby	21.3	1.13	-	773	-
Total M&I					15,526	30,685
Inferred	Marmato	35.6	2.43	3	2,787	3,682
Inferred	Soto Norte	5.5	4.06	26	714	4,551
Inferred	Segovia	5.3	9.44	-	1,616	-
Inferred	Toroparu	21.2	1.71	1	1,168	517
Inferred	Juby	47.1	0.98	-	1,488	-

Total Inferred					7,773	8,750

Notes:

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 per ounce at Soto Norte, US$1,850 per ounce at Segovia, US$1,650 at Toroparu, and US$1,450 per ounce at Juby. The mineral resource effective dates are June 30, 2022 for Marmato, May 29, 2019 for Soto Norte, December 31, 2022 for Segovia, February 10, 2023 for Toroparu, and July 14, 2020 for Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. See section entitled Qualified Person and Technical Information for more information.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Technical Services of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum’s 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in National Instrument 43 101 – Standards of Disclosure for Mineral Projects compliant technical reports entitled:

1.

“Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a “Qualified Person” as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.

2.

“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.

3.

“NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia” dated May 6, 2022 with an effective date of December 31, 2021 (the “Segovia Technical Report”). The Segovia Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian A. Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM, and Jeff Parshley, P.G., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

4.

“Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario” dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

5.

“Updated Mineral Resource Estimate NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated March 31, 2023 with an effective date of February 10, 2023 (the “Toroparu Technical Report”). The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM (CP), Maria Muñoz, MAIG, and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

The mineral resource estimate of the Segovia Operations is summarized, derived, or extracted from the news release of the Company dated March 3, 2023, which is available for review on the Company’s website at www.aris-mining.com and on the Company’s profile on SEDAR at www.sedar.com, and which has been reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

All the technical reports listed above are available for download on the Company’s website at www.aris-mining.com. The Soto Norte Technical Report and the Juby Technical Report are available for download on the SEDAR profile of Aris Holdings at www.sedar.com. Aris Holdings is now a subsidiary of the Company. The other technical reports are available for download on the Company’s profile on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s growth strategy and properties, plans with respect to the Soto Norte Project, the Marmato Lower Mine, the Toroparu Project and the timing thereof, benefits relating to the improvements to the operations at the Segovia Operations and at the Marmato Upper Mine and the timing thereof, the Company’s commitment to formalize and work with small-scale miners in the Marmato and the benefits and goals thereof, the Company’s expectations with respect to the replenishment of explosives and detonators in Colombia, statements made under the headings “Business Overview”, “Operating Results” and “Outlook”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, expected future cash flows, estimates of future gold production, gold prices, projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil labilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the ability to pay dividends in the future,, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s AIF for the year ended December 31, 2022 and dated March 31, 2023 which is available on the Company’s website at www.aris-mining.com and on SEDAR at www.sedar.com.

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Management’s Discussion and Analysis Three months ended March 31, 2023 and 2022

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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